UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

William R. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 31

1)	Names of Reporting Persons WRCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 4,653,738
(8) Shared Voting Power -0-
(9) Sole Dispositive Power 4,653,738
(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,653,738
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 10.6%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 31

1)	Names of Reporting Persons WRCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 200,000
(8) Shared Voting Power -0-
(9) Sole Dispositive Power 200,000
(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 0.5%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 31

1)	Names of Reporting Persons William R. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 4,853,838
(8) Shared Voting Power -0-
(9) Sole Dispositive Power 4,853,838
(10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,838
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 11.1%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 31

This Amendment No. 18 further amends Items 4 and 5 of the Statement on Schedule 13D filed by William R. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005, Amendment No. 7 filed on August 24, 2005, Amendment No. 8 filed on November 4, 2005, Amendment No. 9 filed on December 2, 2005, Amendment No. 10 filed on March 10, 2006, Amendment No. 11 filed on May 22, 2006, Amendment No. 12 filed on August 28, 2006, Amendment No. 13 filed on February 26, 2007, Amendment No. 14 filed on May 25, 2007, Amendment No. 15 filed on August 29, 2007, Amendment No. 16 filed on February 22, 2008 and Amendment No. 17 filed on April 7, 2008 (“Amendment No. 17”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 17 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by WRCF-I 1997 Limited Partnership of 750,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on April 30, 2008, May 1, 2008, May 2, 2008, May 5, 2008, May 6, 2008, May 7, 2008, May 8, 2008, May 9, 2008, May 12, 2008, May 13, 2008, May 15, 2008, May 16, 2008, May 19, 2008, May 20, 2008, May 21, 2008 and May 22, 2008, and to provide updating information.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Information with respect to WRCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since most recent filing on Schedule 13D through May 22, 2008:

(1) On April 29, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.40 per share;

CUSIP No. 89267P 10 5	Page 6 of 31

(2) On April 29, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $9.39 per share;

(3) On April 29, 2008, the limited partnership sold 4,900 shares of Common Stock on the open market for $9.38 per share;

(4) On April 29, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $9.37 per share;

(5) On April 29, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.36 per share;

(6) On April 29, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.35 per share;

(7) On April 29, 2008, the limited partnership sold 6,200 shares of Common Stock on the open market for $9.34 per share;

(8) On April 29, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.32 per share;

(9) On April 29, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $9.31 per share;

(10) On April 29, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.30 per share;

(11) On April 29, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.29 per share;

(12) On April 29, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $9.28 per share;

(13) On April 29, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.27 per share;

(14) On April 29, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $9.25 per share;

(15) On April 29, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $9.24 per share;

(16) On April 29, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.23 per share;

(17) On April 29, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.22 per share;

CUSIP No. 89267P 10 5	Page 7 of 31

(18) On April 29, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.20 per share;

(19) On April 29, 2008, the limited partnership sold 1,086 shares of Common Stock on the open market for $9.19 per share;

(20) On April 29, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.18 per share;

(21) On April 29, 2008, the limited partnership sold 1,436 shares of Common Stock on the open market for $9.17 per share;

(22) On April 29, 2008, the limited partnership sold 1,564 shares of Common Stock on the open market for $9.16 per share;

(23) On April 29, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $9.15 per share;

(24) On April 29, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.13 per share;

(25) On April 29, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.11 per share;

(26) On April 29, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.10 per share;

(27) On April 29, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.09 per share;

(28) On April 29, 2008, the limited partnership sold 1,214 shares of Common Stock on the open market for $9.08 per share;

(29) On April 29, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.07 per share;

(30) On April 29, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.06 per share;

(31) On April 30, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.45 per share;

(32) On April 30, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.44 per share;

(33) On April 30, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $9.42 per share;

CUSIP No. 89267P 10 5	Page 8 of 31

(34) On April 30, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.39 per share;

(35) On April 30, 2008, the limited partnership sold 6,700 shares of Common Stock on the open market for $9.38 per share;

(36) On April 30, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $9.37 per share;

(37) On April 30, 2008, the limited partnership sold 2,606 shares of Common Stock on the open market for $9.36 per share;

(38) On April 30, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.35 per share;

(39) On April 30, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $9.34 per share;

(40) On April 30, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $9.33 per share;

(41) On April 30, 2008, the limited partnership sold 4,300 shares of Common Stock on the open market for $9.32 per share;

(42) On April 30, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $9.31 per share;

(43) On April 30, 2008, the limited partnership sold 3,394 shares of Common Stock on the open market for $9.30 per share;

(44) On April 30, 2008, the limited partnership sold 2,500 shares of Common Stock on the open market for $9.29 per share;

(45) On April 30, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $9.28 per share;

(46) On April 30, 2008, the limited partnership sold 1,782 shares of Common Stock on the open market for $9.27 per share;

(47) On April 30, 2008, the limited partnership sold 1,418 shares of Common Stock on the open market for $9.26 per share;

(48) On April 30, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.25 per share;

(49) On April 30, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.23 per share;

CUSIP No. 89267P 10 5	Page 9 of 31

(50) On April 30, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.22 per share;

(51) On May 1, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.71 per share;

(52) On May 1, 2008, the limited partnership sold 3,300 shares of Common Stock on the open market for $9.70 per share;

(53) On May 1, 2008, the limited partnership sold 28,000 shares of Common Stock on the open market for $9.69 per share;

(54) On May 1, 2008, the limited partnership sold 3,600 shares of Common Stock on the open market for $9.68 per share;

(55) On May 1, 2008, the limited partnership sold 2,900 shares of Common Stock on the open market for $9.67 per share;

(56) On May 1, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.66 per share;

(57) On May 1, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.59 per share;

(58) On May 1, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.57 per share;

(59) On May 1, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.56 per share;

(60) On May 1, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.55 per share;

(61) On May 1, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $9.54 per share;

(62) On May 1, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.53 per share;

(63) On May 1, 2008, the limited partnership sold 924 shares of Common Stock on the open market for $9.52 per share;

(64) On May 1, 2008, the limited partnership sold 1,576 shares of Common Stock on the open market for $9.51 per share;

(65) On May 1, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.50 per share;

CUSIP No. 89267P 10 5	Page 10 of 31

(66) On May 1, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.49 per share;

(67) On May 1, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.47 per share;

(68) On May 1, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.44 per share;

(69) On May 1, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.43 per share;

(70) On May 1, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.42 per share;

(71) On May 1, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.41 per share;

(72) On May 1, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.40 per share;

(73) On May 1, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.36 per share;

(74) On May 1, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.34 per share;

(75) On May 1, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.33 per share;

(76) On May 1, 2008, the limited partnership sold 319 shares of Common Stock on the open market for $9.32 per share;

(77) On May 1, 2008, the limited partnership sold 81 shares of Common Stock on the open market for $9.31 per share;

(78) On May 1, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.27 per share;

(79) On May 2, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.15 per share;

(80) On May 2, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.12 per share;

(81) On May 2, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.11 per share;

CUSIP No. 89267P 10 5	Page 11 of 31

(82) On May 2, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $10.10 per share;

(83) On May 2, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.09 per share;

(84) On May 2, 2008, the limited partnership sold 5,690 shares of Common Stock on the open market for $10.08 per share;

(85) On May 2, 2008, the limited partnership sold 8,410 shares of Common Stock on the open market for $10.07 per share;

(86) On May 2, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $10.06 per share;

(87) On May 2, 2008, the limited partnership sold 2,500 shares of Common Stock on the open market for $10.05 per share;

(88) On May 2, 2008, the limited partnership sold 5,150 shares of Common Stock on the open market for $10.04 per share;

(89) On May 2, 2008, the limited partnership sold 6,850 shares of Common Stock on the open market for $10.03 per share;

(90) On May 2, 2008, the limited partnership sold 10,449 shares of Common Stock on the open market for $10.02 per share;

(91) On May 2, 2008, the limited partnership sold 17,751 shares of Common Stock on the open market for $10.01 per share;

(92) On May 2, 2008, the limited partnership sold 7,600 shares of Common Stock on the open market for $10.00 per share;

(93) On May 2, 2008, the limited partnership sold 3,200 shares of Common Stock on the open market for $9.99 per share;

(94) On May 2, 2008, the limited partnership sold 3,250 shares of Common Stock on the open market for $9.98 per share;

(95) On May 2, 2008, the limited partnership sold 2,650 shares of Common Stock on the open market for $9.97 per share;

(96) On May 2, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.96 per share;

(97) On May 2, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.95 per share;

CUSIP No. 89267P 10 5	Page 12 of 31

(98) On May 2, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.93 per share;

(99) On May 2, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.92 per share;

(100) On May 2, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.91 per share;

(101) On May 2, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.90 per share;

(102) On May 2, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.89 per share;

(103) On May 2, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.88 per share;

(104) On May 5, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.12 per share;

(105) On May 5, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $10.11 per share;

(106) On May 5, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.10 per share;

(107) On May 5, 2008, the limited partnership sold 787 shares of Common Stock on the open market for $10.08 per share;

(108) On May 5, 2008, the limited partnership sold 450 shares of Common Stock on the open market for $10.07 per share;

(109) On May 5, 2008, the limited partnership sold 313 shares of Common Stock on the open market for $10.06 per share;

(110) On May 5, 2008, the limited partnership sold 238 shares of Common Stock on the open market for $10.05 per share;

(111) On May 5, 2008, the limited partnership sold 390 shares of Common Stock on the open market for $10.04 per share;

(112) On May 5, 2008, the limited partnership sold 3,062 shares of Common Stock on the open market for $10.03 per share;

(113) On May 5, 2008, the limited partnership sold 1,150 shares of Common Stock on the open market for $10.02 per share;

CUSIP No. 89267P 10 5	Page 13 of 31

(114) On May 5, 2008, the limited partnership sold 2,025 shares of Common Stock on the open market for $10.01 per share;

(115) On May 5, 2008, the limited partnership sold 2,585 shares of Common Stock on the open market for $10.00 per share;

(116) On May 5, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.94 per share;

(117) On May 5, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.92 per share;

(118) On May 5, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.91 per share;

(119) On May 5, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $9.90 per share;

(120) On May 5, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $9.89 per share;

(121) On May 5, 2008, the limited partnership sold 4,417 shares of Common Stock on the open market for $9.88 per share;

(122) On May 5, 2008, the limited partnership sold 3,300 shares of Common Stock on the open market for $9.87 per share;

(123) On May 5, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $9.86 per share;

(124) On May 5, 2008, the limited partnership sold 4,983 shares of Common Stock on the open market for $9.85 per share;

(125) On May 5, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $9.84 per share;

(126) On May 6, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.90 per share;

(127) On May 6, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.89 per share;

(128) On May 6, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.88 per share;

(129) On May 6, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.87 per share;

CUSIP No. 89267P 10 5	Page 14 of 31

(130) On May 6, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.86 per share;

(131) On May 6, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.85 per share;

(132) On May 6, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $9.84 per share;

(133) On May 6, 2008, the limited partnership sold 2,300 shares of Common Stock on the open market for $9.83 per share;

(134) On May 6, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.82 per share;

(135) On May 6, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.81 per share;

(136) On May 6, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.80 per share;

(137) On May 6, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $9.79 per share;

(138) On May 6, 2008, the limited partnership sold 3,300 shares of Common Stock on the open market for $9.78 per share;

(139) On May 6, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $9.77 per share;

(140) On May 6, 2008, the limited partnership sold 1,580 shares of Common Stock on the open market for $9.76 per share;

(141) On May 6, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $9.75 per share;

(142) On May 6, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $9.74 per share;

(143) On May 6, 2008, the limited partnership sold 2,500 shares of Common Stock on the open market for $9.73 per share;

(144) On May 6, 2008, the limited partnership sold 7,163 shares of Common Stock on the open market for $9.72 per share;

(145) On May 6, 2008, the limited partnership sold 2,857 shares of Common Stock on the open market for $9.71 per share;

CUSIP No. 89267P 10 5	Page 15 of 31

(146) On May 6, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $9.70 per share;

(147) On May 6, 2008, the limited partnership sold 2,500 shares of Common Stock on the open market for $9.69 per share;

(148) On May 6, 2008, the limited partnership sold 3,600 shares of Common Stock on the open market for $9.68 per share;

(149) On May 6, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $9.67 per share;

(150) On May 6, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $9.66 per share;

(151) On May 6, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.65 per share;

(152) On May 6, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.64 per share;

(153) On May 6, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.63 per share;

(154) On May 6, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.62 per share;

(155) On May 6, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.61 per share;

(156) On May 7, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.78 per share;

(157) On May 7, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.77 per share;

(158) On May 7, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.74 per share;

(159) On May 7, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.73 per share;

(160) On May 7, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.72 per share;

(161) On May 7, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.71 per share;

CUSIP No. 89267P 10 5	Page 16 of 31

(162) On May 7, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $9.70 per share;

(163) On May 7, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $9.69 per share;

(164) On May 7, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.68 per share;

(165) On May 7, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.67 per share;

(166) On May 7, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.66 per share;

(167) On May 7, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.62 per share;

(168) On May 7, 2008, the limited partnership sold 1,245 shares of Common Stock on the open market for $9.61 per share;

(169) On May 7, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $9.60 per share;

(170) On May 7, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.59 per share;

(171) On May 7, 2008, the limited partnership sold 455 shares of Common Stock on the open market for $9.58 per share;

(172) On May 7, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.57 per share;

(173) On May 7, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.56 per share;

(174) On May 7, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.52 per share;

(175) On May 7, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.51 per share;

(176) On May 7, 2008, the limited partnership sold 1,400 shares of Common Stock on the open market for $9.50 per share;

(177) On May 7, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.35 per share;

CUSIP No. 89267P 10 5	Page 17 of 31

(178) On May 8, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.57 per share;

(179) On May 8, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.56 per share;

(180) On May 8, 2008, the limited partnership sold 3,600 shares of Common Stock on the open market for $9.55 per share;

(181) On May 8, 2008, the limited partnership sold 6,962 shares of Common Stock on the open market for $9.54 per share;

(182) On May 8, 2008, the limited partnership sold 10,738 shares of Common Stock on the open market for $9.53 per share;

(183) On May 8, 2008, the limited partnership sold 2,500 shares of Common Stock on the open market for $9.52 per share;

(184) On May 8, 2008, the limited partnership sold 2,900 shares of Common Stock on the open market for $9.51 per share;

(185) On May 8, 2008, the limited partnership sold 4,200 shares of Common Stock on the open market for $9.50 per share;

(186) On May 8, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.49 per share;

(187) On May 8, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.48 per share;

(188) On May 8, 2008, the limited partnership sold 2,000 shares of Common Stock on the open market for $9.46 per share;

(189) On May 8, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.45 per share;

(190) On May 8, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.44 per share;

(191) On May 8, 2008, the limited partnership sold 1,648 shares of Common Stock on the open market for $9.43 per share;

(192) On May 8, 2008, the limited partnership sold 3,400 shares of Common Stock on the open market for $9.42 per share;

(193) On May 8, 2008, the limited partnership sold 7,285 shares of Common Stock on the open market for $9.41 per share;

CUSIP No. 89267P 10 5	Page 18 of 31

(194) On May 8, 2008, the limited partnership sold 3,867 shares of Common Stock on the open market for $9.40 per share;

(195) On May 8, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $9.39 per share;

(196) On May 8, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.38 per share;

(197) On May 8, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.37 per share;

(198) On May 8, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $9.36 per share;

(199) On May 8, 2008, the limited partnership sold 1,800 shares of Common Stock on the open market for $9.35 per share;

(200) On May 8, 2008, the limited partnership sold 3,264 shares of Common Stock on the open market for $9.34 per share;

(201) On May 8, 2008, the limited partnership sold 1,536 shares of Common Stock on the open market for $9.33 per share;

(202) On May 8, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.32 per share;

(203) On May 8, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.31 per share;

(204) On May 9, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.73 per share;

(205) On May 9, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.72 per share;

(206) On May 9, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.71 per share;

(207) On May 9, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $9.70 per share;

(208) On May 9, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.69 per share;

(209) On May 9, 2008, the limited partnership sold 1,600 shares of Common Stock on the open market for $9.68 per share;

CUSIP No. 89267P 10 5	Page 19 of 31

(210) On May 9, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $9.67 per share;

(211) On May 9, 2008, the limited partnership sold 5,600 shares of Common Stock on the open market for $9.66 per share;

(212) On May 9, 2008, the limited partnership sold 5,399 shares of Common Stock on the open market for $9.65 per share;

(213) On May 9, 2008, the limited partnership sold 1,401 shares of Common Stock on the open market for $9.64 per share;

(214) On May 9, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.63 per share;

(215) On May 9, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $9.62 per share;

(216) On May 9, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.61 per share;

(217) On May 9, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $9.60 per share;

(218) On May 9, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $9.59 per share;

(219) On May 9, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.58 per share;

(220) On May 9, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.57 per share;

(221) On May 9, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.52 per share;

(222) On May 9, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.51 per share;

(223) On May 9, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.49 per share;

(224) On May 9, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.39 per share;

(225) On May 12, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $9.95 per share;

CUSIP No. 89267P 10 5	Page 20 of 31

(226) On May 12, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $9.94 per share;

(227) On May 12, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.93 per share;

(228) On May 12, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.92 per share;

(229) On May 12, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $9.91 per share;

(230) On May 12, 2008, the limited partnership sold 1,163 shares of Common Stock on the open market for $9.90 per share;

(231) On May 12, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $9.89 per share;

(232) On May 12, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.88 per share;

(233) On May 12, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.87 per share;

(234) On May 12, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $9.86 per share;

(235) On May 12, 2008, the limited partnership sold 1,440 shares of Common Stock on the open market for $9.85 per share;

(236) On May 12, 2008, the limited partnership sold 2,937 shares of Common Stock on the open market for $9.84 per share;

(237) On May 12, 2008, the limited partnership sold 1,160 shares of Common Stock on the open market for $9.83 per share;

(238) On May 12, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $9.82 per share;

(239) On May 12, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.81 per share;

(240) On May 12, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $9.80 per share;

(241) On May 12, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.79 per share;

CUSIP No. 89267P 10 5	Page 21 of 31

(242) On May 12, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $9.78 per share;

(243) On May 12, 2008, the limited partnership sold 903 shares of Common Stock on the open market for $9.77 per share;

(244) On May 12, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $9.76 per share;

(245) On May 12, 2008, the limited partnership sold 2,297 shares of Common Stock on the open market for $9.75 per share;

(246) On May 12, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $9.73 per share;

(247) On May 12, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.72 per share;

(248) On May 12, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.70 per share;

(249) On May 12, 2008, the limited partnership sold 8 shares of Common Stock on the open market for $9.58 per share;

(250) On May 12, 2008, the limited partnership sold 92 shares of Common Stock on the open market for $9.55 per share;

(251) On May 13, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $10.11 per share;

(252) On May 13, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $10.10 per share;

(253) On May 13, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $10.09 per share;

(254) On May 13, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $10.08 per share;

(255) On May 13, 2008, the limited partnership sold 7,500 shares of Common Stock on the open market for $10.07 per share;

(256) On May 13, 2008, the limited partnership sold 4,400 shares of Common Stock on the open market for $10.06 per share;

(257) On May 13, 2008, the limited partnership sold 4,400 shares of Common Stock on the open market for $10.05 per share;

CUSIP No. 89267P 10 5	Page 22 of 31

(258) On May 13, 2008, the limited partnership sold 1,530 shares of Common Stock on the open market for $10.04 per share;

(259) On May 13, 2008, the limited partnership sold 2,984 shares of Common Stock on the open market for $10.03 per share;

(260) On May 13, 2008, the limited partnership sold 1,386 shares of Common Stock on the open market for $10.02 per share;

(261) On May 13, 2008, the limited partnership sold 3,078 shares of Common Stock on the open market for $10.01 per share;

(262) On May 13, 2008, the limited partnership sold 15,622 shares of Common Stock on the open market for $10.00 per share;

(263) On May 13, 2008, the limited partnership sold 2,600 shares of Common Stock on the open market for $9.99 per share;

(264) On May 13, 2008, the limited partnership sold 1,900 shares of Common Stock on the open market for $9.98 per share;

(265) On May 13, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.97 per share;

(266) On May 14, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.15 per share;

(267) On May 14, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.14 per share;

(268) On May 14, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.13 per share;

(269) On May 14, 2008, the limited partnership sold 1,200 shares of Common Stock on the open market for $10.12 per share;

(270) On May 14, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $10.11 per share;

(271) On May 14, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $10.10 per share;

(272) On May 14, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $10.09 per share;

(273) On May 14, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $10.08 per share;

CUSIP No. 89267P 10 5	Page 23 of 31

(274) On May 14, 2008, the limited partnership sold 3,150 shares of Common Stock on the open market for $10.07 per share;

(275) On May 14, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $10.06 per share;

(276) On May 14, 2008, the limited partnership sold 1,650 shares of Common Stock on the open market for $10.05 per share;

(277) On May 14, 2008, the limited partnership sold 638 shares of Common Stock on the open market for $10.04 per share;

(278) On May 14, 2008, the limited partnership sold 1,362 shares of Common Stock on the open market for $10.03 per share;

(279) On May 14, 2008, the limited partnership sold 3,200 shares of Common Stock on the open market for $10.02 per share;

(280) On May 14, 2008, the limited partnership sold 3,550 shares of Common Stock on the open market for $10.01 per share;

(281) On May 14, 2008, the limited partnership sold 5,650 shares of Common Stock on the open market for $10.00 per share;

(282) On May 15, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $10.16 per share;

(283) On May 15, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $10.15 per share;

(284) On May 15, 2008, the limited partnership sold 7,500 shares of Common Stock on the open market for $10.14 per share;

(285) On May 15, 2008, the limited partnership sold 4,600 shares of Common Stock on the open market for $10.13 per share;

(286) On May 15, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $10.12 per share;

(287) On May 15, 2008, the limited partnership sold 2,200 shares of Common Stock on the open market for $10.11 per share;

(288) On May 15, 2008, the limited partnership sold 4,200 shares of Common Stock on the open market for $10.10 per share;

(289) On May 15, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $10.09 per share;

CUSIP No. 89267P 10 5	Page 24 of 31

(290) On May 15, 2008, the limited partnership sold 2,400 shares of Common Stock on the open market for $10.08 per share;

(291) On May 15, 2008, the limited partnership sold 1,700 shares of Common Stock on the open market for $10.07 per share;

(292) On May 15, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $10.06 per share;

(293) On May 15, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $10.05 per share;

(294) On May 15, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $10.04 per share;

(295) On May 15, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.03 per share;

(296) On May 15, 2008, the limited partnership sold 450 shares of Common Stock on the open market for $10.02 per share;

(297) On May 15, 2008, the limited partnership sold 1,150 shares of Common Stock on the open market for $10.01 per share;

(298) On May 15, 2008, the limited partnership sold 2,475 shares of Common Stock on the open market for $10.00 per share;

(299) On May 15, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $9.97 per share;

(300) On May 15, 2008, the limited partnership sold 225 shares of Common Stock on the open market for $9.96 per share;

(301) On May 15, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $9.91 per share;

(302) On May 16, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.27 per share;

(303) On May 16, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.21 per share;

(304) On May 16, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.20 per share;

(305) On May 16, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.12 per share;

CUSIP No. 89267P 10 5	Page 25 of 31

(306) On May 16, 2008, the limited partnership sold 2,100 shares of Common Stock on the open market for $10.11 per share;

(307) On May 16, 2008, the limited partnership sold 9,750 shares of Common Stock on the open market for $10.10 per share;

(308) On May 16, 2008, the limited partnership sold 17,759 shares of Common Stock on the open market for $10.09 per share;

(309) On May 16, 2008, the limited partnership sold 11,191 shares of Common Stock on the open market for $10.08 per share;

(310) On May 16, 2008, the limited partnership sold 5,100 shares of Common Stock on the open market for $10.07 per share;

(311) On May 16, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $10.06 per share;

(312) On May 16, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $10.05 per share;

(313) On May 19, 2008, the limited partnership sold 1,000 shares of Common Stock on the open market for $10.25 per share;

(314) On May 19, 2008, the limited partnership sold 2,800 shares of Common Stock on the open market for $10.24 per share;

(315) On May 19, 2008, the limited partnership sold 1,300 shares of Common Stock on the open market for $10.23 per share;

(316) On May 19, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $10.22 per share;

(317) On May 19, 2008, the limited partnership sold 500 shares of Common Stock on the open market for $10.21 per share;

(318) On May 19, 2008, the limited partnership sold 900 shares of Common Stock on the open market for $10.20 per share;

(319) On May 19, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.18 per share;

(320) On May 19, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $10.17 per share;

(321) On May 19, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $10.16 per share;

CUSIP No. 89267P 10 5	Page 26 of 31

(322) On May 19, 2008, the limited partnership sold 2,900 shares of Common Stock on the open market for $10.15 per share;

(323) On May 19, 2008, the limited partnership sold 6,492 shares of Common Stock on the open market for $10.14 per share;

(324) On May 19, 2008, the limited partnership sold 6,700 shares of Common Stock on the open market for $10.13 per share;

(325) On May 19, 2008, the limited partnership sold 6,108 shares of Common Stock on the open market for $10.12 per share;

(326) On May 19, 2008, the limited partnership sold 3,000 shares of Common Stock on the open market for $10.11 per share;

(327) On May 19, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.10 per share;

(328) On May 19, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $10.09 per share;

(329) On May 19, 2008, the limited partnership sold 700 shares of Common Stock on the open market for $10.08 per share;

(330) On May 20, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.14 per share;

(331) On May 20, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $10.13 per share;

(332) On May 20, 2008, the limited partnership sold 3,879 shares of Common Stock on the open market for $10.10 per share;

(333) On May 20, 2008, the limited partnership sold 3,249 shares of Common Stock on the open market for $10.09 per share;

(334) On May 20, 2008, the limited partnership sold 6,155 shares of Common Stock on the open market for $10.08 per share;

(335) On May 20, 2008, the limited partnership sold 4,100 shares of Common Stock on the open market for $10.07 per share;

(336) On May 20, 2008, the limited partnership sold 2,621 shares of Common Stock on the open market for $10.06 per share;

(337) On May 20, 2008, the limited partnership sold 5,363 shares of Common Stock on the open market for $10.05 per share;

CUSIP No. 89267P 10 5	Page 27 of 31

(338) On May 20, 2008, the limited partnership sold 5,000 shares of Common Stock on the open market for $10.04 per share;

(339) On May 20, 2008, the limited partnership sold 4,400 shares of Common Stock on the open market for $10.03 per share;

(340) On May 20, 2008, the limited partnership sold 3,037 shares of Common Stock on the open market for $10.02 per share;

(341) On May 20, 2008, the limited partnership sold 3,500 shares of Common Stock on the open market for $10.01 per share;

(342) On May 20, 2008, the limited partnership sold 2,696 shares of Common Stock on the open market for $10.00 per share;

(343) On May 21, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $10.19 per share;

(344) On May 21, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.18 per share;

(345) On May 21, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.17 per share;

(346) On May 21, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.14 per share;

(347) On May 21, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.13 per share;

(348) On May 21, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $10.12 per share;

(349) On May 21, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.11 per share;

(350) On May 21, 2008, the limited partnership sold 400 shares of Common Stock on the open market for $10.10 per share;

(351) On May 21, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $10.09 per share;

(352) On May 21, 2008, the limited partnership sold 300 shares of Common Stock on the open market for $10.08 per share;

(353) On May 21, 2008, the limited partnership sold 1,838 shares of Common Stock on the open market for $10.07 per share;

CUSIP No. 89267P 10 5	Page 28 of 31

(354) On May 21, 2008, the limited partnership sold 3,100 shares of Common Stock on the open market for $10.06 per share;

(355) On May 21, 2008, the limited partnership sold 6,062 shares of Common Stock on the open market for $10.05 per share;

(356) On May 21, 2008, the limited partnership sold 6,450 shares of Common Stock on the open market for $10.04 per share;

(357) On May 21, 2008, the limited partnership sold 11,150 shares of Common Stock on the open market for $10.03 per share;

(358) On May 21, 2008, the limited partnership sold 7,900 shares of Common Stock on the open market for $10.02 per share;

(359) On May 21, 2008, the limited partnership sold 6,938 shares of Common Stock on the open market for $10.01 per share;

(360) On May 21, 2008, the limited partnership sold 12,962 shares of Common Stock on the open market for $10.00 per share;

(361) On May 22, 2008, the limited partnership sold 100 shares of Common Stock on the open market for $10.12 per share;

(362) On May 22, 2008, the limited partnership sold 432 shares of Common Stock on the open market for $10.11 per share;

(363) On May 22, 2008, the limited partnership sold 268 shares of Common Stock on the open market for $10.10 per share;

(364) On May 22, 2008, the limited partnership sold 200 shares of Common Stock on the open market for $10.08 per share;

(365) On May 22, 2008, the limited partnership sold 1,500 shares of Common Stock on the open market for $10.07 per share;

(366) On May 22, 2008, the limited partnership sold 1,100 shares of Common Stock on the open market for $10.06 per share;

(367) On May 22, 2008, the limited partnership sold 950 shares of Common Stock on the open market for $10.05 per share;

(368) On May 22, 2008, the limited partnership sold 2,050 shares of Common Stock on the open market for $10.04 per share;

(369) On May 22, 2008, the limited partnership sold 2,700 shares of Common Stock on the open market for $10.03 per share;

CUSIP No. 89267P 10 5	Page 29 of 31

(370) On May 22, 2008, the limited partnership sold 800 shares of Common Stock on the open market for $10.02 per share;

(371) On May 22, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $10.01 per share; and

(372) On May 22, 2008, the limited partnership sold 600 shares of Common Stock on the open market for $10.00 per share.

(d) Not applicable.

(e) Not applicable.

Information with respect to WRCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since most recent filing on Schedule 13D through May 22, 2008: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to William R. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, William R. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that William R. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since most recent filing on Schedule 13D through May 22, 2008: See information above regarding transactions since most recent filing on Schedule 13D by WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership.

CUSIP No. 89267P 10 5	Page 30 of 31

(d) Not applicable.

(e) Not applicable.

[Signatures on next page]

CUSIP No. 89267P 10 5	Page 31 of 31

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2008	/s/ William R. Cruz
(Date)	(Signature)

William R. Cruz, President of WRCF-I GP, Inc., the general partner of WRCF-I 1997 Limited Partnership
(Name and Title)

May 30, 2008	/s/ William R. Cruz
(Date)	(Signature)

William R. Cruz, President of WRCF-II Manager, Inc., the managing member of WRCF-II GP, LLC, the general partner of WRCF-II 1997 Limited Partnership
(Name and Title)

May 30, 2008	/s/ William R. Cruz
(Date)	(Signature)

William R. Cruz, individually
(Name and Title)